January 7, 2011

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:	Orion Marine Group, Inc.
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
Definitive Proxy Statement on Schedule 14A filed on April 12, 2010
Form 8-K filed July 1, 2010
File No. 1-33891

Dear Mr. Decker:

Orion Marine Group, Inc., (the “Company”) respectfully requests an extension until January 20, 2011to respond to the comments received by facsimile on December 23, 2010 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company requests the additional time to gather such information as to reply fully and adequately to the Staff.

***

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (713) 852-6500 with any questions or comments regarding this correspondence.

Sincerely,

/s/Mark R. Stauffer

Mark R. Stauffer
Executive Vice President and Chief Financial Officer